

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 7, 2007

Mr. S. Douglas Hutcheson
Chief Executive Officer, President
  And Director
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

> **RE: Leap Wireless International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30,**
> **2007**
> **File No. 000-29752**

Dear Mr. Hutcheson:

        We have reviewed the above mentioned filings and have the following comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Competition, page 13

1.   We note that one national wireless provider announced plans for trials of a service offering very similar to yours. If this provider's new service offering competes with you in a material way, identify this competitor in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Overview, page 45

2.   In future filings, provide in your Overview a discussion of the most material factors effecting the company's financial condition and performance. The discussion should include information as to how the company is addressing these issues and provide insight into management's expectations regarding how these issues could affect the company's performance in the future. For example, explain why you had a net loss of approximately $4.1 million in 2006 after having net income of approximately $30.0 million in 2005, focusing on the most material underlying causes in this change. Refer to the Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 61

3.   In future filings, include a more detailed analysis of the company's liquidity needs and how its debt position has materially affected, or in the opinion of management is likely to materially affect, the company's financial condition and performance. For example, we note several risk factors on pages 27 to 29 related to the company's significant indebtedness. The MD&A discussion of liquidity should provide management's assessment of the likelihood and severity of these risks and include disclosure of actions being taken by the company to address these risks. You should also explain why management believes the company's current indebtedness and future liquidity needs will not lead to the same problems that resulted in the 2003 bankruptcy filing.

Notes to Consolidated Financial Statements, page 76

Note 11. Significant Acquisitions and Dispositions, page 96

4.   We note your disclosure in Note 11 and your response to comment 5 in your letter dated May 25, 2006. It is unclear to us why you are treating the two contemporaneous transactions, the sale of the wireless licenses and operating assets in Toledo and Sandusky, Ohio and your investment in the joint venture, as separate transactions. Since you were fully aware of the terms of each transaction when negotiating the terms of the other, accounting for them as separate transactions appears to lack substance. In addition, since it appears you have continuing involvement in the sold operations we question whether a divesture has taken place and if so, if it is appropriate for you to recognize the gain. Please

provide us a comprehensive explanation of your consideration of the guidance in SAB Topic 5:E and SAB Topic 5:U. Also, explain to us why it is not appropriate for you to account for the transaction in a manner similar to that described in paragraph 6 of EITF 01-2.

Please respond to these comments, via EDGAR, within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel

Assistant Director